FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of September 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                        Form 20 - F [X]   Form 40 - F [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [  ]    No [X]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on September 8, 1999, titled:
"Terrance H. Gregg Appointed to Vasogen's Board of Directors"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VASOGEN INC.

                           By /s/Christopher Waddick
                              -------------------------------------
                           (Name: Christopher Waddick)
                           (Title:   Vice-President, Finance & CFO)

Date:  September 22, 1999

Vasogen Inc.
                                                   INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                   Trevor Burns
tel  (905) 569-2265   fax  (905) 569-9231          Investor Relations
http://www.vasogen.com                             tel  (905) 569-9065
                                                   e-mail   investor@vasogen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


           TERRANCE H. GREGG APPOINTED TO VASOGEN'S BOARD OF DIRECTORS

TORONTO, Ontario, (September 8, 1999) -- Vasogen Inc. (TSE:VAS; OTC BB:VSOGF) is pleased to announce, subject to regulatory approval, the appointment of Terrance
H. Gregg of Los Angeles, California to its Board of Directors.

Mr. Gregg is the President and Chief Operating Officer of MiniMed Inc., a world leader in diabetes management systems. Since being promoted to President and COO in 1996, Mr. Gregg has led MiniMed to a four-fold increase in revenue and a 15-fold increase in market capitalization, currently at $2.7 billion.

Prior to joining MiniMed in 1994, Mr. Gregg served in executive positions with Smith & Nephew plc., a diversified health care product company, and Allergan
Inc., a leading ophthalmic device and pharmaceutical company. He currently serves as a Health Advisory Board Member of the School of Policy, Planning and Development at the University of Southern California, and as an Advisory Council Member of the San Fernando Valley Economic Research Center at the California State University Northridge.

Dr. William Cochrane, Vasogen's Chairman stated: "We are delighted by Mr. Gregg's decision to join our Board. He brings a valuable combination of healthcare and public market experience that will greatly assist the Company as it enters the United States."


    Vasogen is developing proprietary immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.